UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☒ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material under §240.14a-12

Regal One Corporation
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☐ No fee required.

☒ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

    (1) Title of each class of securities to which transaction applies: Common Stock, no par value
    (2) Aggregate number of securities to which transaction applies: 119,433,962
    (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): $0.53
    (4) Proposed maximum aggregate value of transaction: $63,300,000.00
    (5) Total fee paid: $12,600

☐ Fee paid previously with preliminary materials.

☒ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    (1) Amount Previously Paid: $12,600
    (2) Form, Schedule or Registration Statement No.: Schedule 14C
    (3) Filing Party: Regal One Corporation
    (4) Date Filed: July 23, 2014

[REGAL ONE LETTERHEAD]

Dear Stockholder:

On July 14, 2004, Regal One Corporation, a Florida Corporation ("Regal One"), announced a strategic business transaction in which it would, amongst other matters, (i) to effect a reverse stock split of Regal One's outstanding common stock at a ratio of 1-for-2 (the "Reverse Stock Split"), (ii) reincorporate from Florida to Maryland (the "Reincorporation"), (iii) become an externally managed business development company, and (iv) purchase certain equity and debt investments of Capital Point Partners, LP, a Delaware limited partnership ("CPPI"), and Capital Point Partners II, LP ("CPPII" and together with CPPI, the "Partnerships"), pursuant to that certain Asset Purchase Agreement dated as of July 14, 2014, as amended (the "Purchase Agreement").

If the transaction with the Partnerships is completed, Regal One will issue shares of common stock, at a price of $0.530 per share, to purchase the investments owned by the Partnerships. At a special meeting of Regal One shareholders, Regal One shareholders will be asked to approve the transaction with the Partnership, the Reincorporation, the Reverse Stock Split, Regal One's conversion from an internally managed business development company to an externally managed business development company and other related matters described in this document.

You are cordially invited to attend a special meeting of Shareholders of Regal One, which will be held on [●], 2015, at 11835 West Olympic Boulevard, Suite 1235E, Los Angeles, California, in the main conference room, commencing at 9:00 AM, local time. At the special meeting, Regal One shareholders will be asked to vote on the approval of (i) the issuance of shares of Regal One common stock to be issued pursuant to the Purchase Agreement described in this document, (ii) the Reincorporation, (iii) the Reverse Stock Split, (iv) becoming an externally managed business development company and (v) a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the foregoing proposals.

After careful consideration, the board of directors of Regal One unanimously recommends that its shareholders vote "FOR" approval of (i) the issuance of the shares of Regal One common stock to be issued pursuant to the Purchase Agreement described in this document, (ii) the Reincorporation, (iii) the Reverse Stock Split, (iv) becoming an externally managed business development company and (v) a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the foregoing proposals.

This document concisely describes the special meeting and related matters that a Regal One shareholder ought to know before voting on the proposals described herein and should be retained for future reference. Please The notice of Special Meeting and proxy statement following this letter describe the matters to be acted on at the meeting.

If your shares are held in book-entry form on the records of OTR, Inc., our transfer agent and registrar, we have enclosed a proxy card for your use. You may vote these shares by completing and returning the proxy card or, alternatively, calling a toll-free telephone number or using the Internet as described on the proxy card. If a broker or other nominee holds your shares in "street name," your broker has enclosed a voting instruction form, which you should use to vote those shares. The voting instruction form indicates whether you have the option to vote those shares by telephone or by using the Internet.

Thank you for your support.

Sincerely yours,

/s/ *Charles J. Newman*
CHARLES J. NEWMAN
Chairman of the Board
President and Chief Executive Officer

The proxy materials are first being mailed or otherwise delivered to Regal One stockholders on or about [●], 2015.

To the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, the Maryland Charter authorizes Newco to indemnify any individual who serves or has served, and Maryland Bylaws obligate Newco to indemnify any individual who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service, as a present or former director or officer or, while a director or officer and at our request, as a director, officer, partner, member, manager or trustee of another corporation, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise, in each case, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The Maryland Charter and Maryland Bylaws also permit Newco to indemnify and advance expenses to any person who served a predecessor of Newco in any of the capacities described above and any of its employees or agents or any employees or agents of its predecessor.

Maryland law requires a Maryland corporation (unless its charter provides otherwise, which the Maryland Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Under Maryland law, a Maryland corporation also may not indemnify for an adverse judgment in a suit by or on behalf of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either case, a court orders indemnification, and then only for expenses. In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

In accordance with the 1940 Act, Newco will not indemnify any person for any liability to which such person would be subject by reason of such person's willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. Additionally, Newco will enter into indemnification agreements with its directors and executive officers. The indemnification agreements will provide Newco's directors and executive officers the maximum indemnification permitted under Maryland law and the 1940 Act.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of Newco pursuant to the foregoing provisions, or otherwise, Newco has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Newco of expenses incurred or paid by a director, officer or controlling person of Newco in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with a registered securities offering, Newco will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Newco's insurance policy will not provide coverage for claims, liabilities and expenses that may arise out of activities that its present or former directors or officers have performed for another entity at Newco's request. There is no assurance that such entities will in fact carry such insurance. However, Newco does not expect to request its present or former directors or officers to serve another entity as a director, officer, partner, member, manager or trustee unless it can obtain insurance providing coverage for such persons for any claims, liabilities or expenses that may arise out of their activities while serving in such capacities.

If you elect to demand appraisal of your shares, you must satisfy each of the following conditions:

- You must deliver to the Company written notice of the your intent to demand payment of fair value if the Merger is consummated within 20 days after this proxy statement is first mailed ("Demand Notice"); and

- You must not have voted (or cause or permit his, her or its shares to be voted) in favor of approval of the Merger Agreement. A vote in favor of the approval and adoption of the Merger Agreement, by proxy, over the Internet, by telephone or in person, will constitute a waiver of your appraisal rights in respect of the shares so voted and will nullify any previously filed written demands for appraisal.

Such Demand Notice should be delivered either in person, via courier or by mail (certified mail, return receipt requested, being the recommended form of transmittal) to:

Christopher Dieterich, on behalf of Regal One Corporation
11835 West Olympic Boulevard, Suite 1235E
Los Angeles, California 90064

The Demand Notice must be provided in addition to not voting for the approval of the Merger. Failure to vote will not satisfy the requirement to deliver a Demand Notice to the Company before the twenty-first day after this proxy statement is first mailed. All Demand Notices must be signed in the same manner as the shares are registered on the books of the Company. If a shareholder has not delivered a Demand Notice before the twenty-first day after this proxy statement is first mailed, the shareholder will be deemed to have waived his, her or its appraisal rights.

A shareholder must demand appraisal rights with respect to all of the shares registered in the shareholder's name, except that a record shareholder may assert appraisal rights as to fewer than all of the shares registered in the record shareholder's name but that are owned by one or more beneficial shareholders only if the record shareholder objects with respect to all shares owned by the beneficial shareholder and notifies the Company in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. A beneficial shareholder may assert appraisal rights as to shares held on behalf of the shareholder only if the shareholder (i) submits to the Company the record shareholder's written consent to the assertion of such rights no later than the date specified in the Appraisal Notice for the return of the Appraisal Form as described below, and (ii) does so with respect to all shares that are beneficially owned by the beneficial shareholder.

If the Merger is approved and becomes effective, we will deliver a written appraisal notice ("Appraisal Notice") to all shareholders who did not vote (or cause or permit his, her or its shares to be voted) in favor of the approval of the Merger and who timely delivered to us a Demand Notice (a "dissenting shareholder"), no earlier than the date the Merger becomes effective and no later than 10 days after such date. The Appraisal Notice will be accompanied by a form (the "Appraisal Form") that specifies the date on which the Merger became effective and provides for the dissenting shareholders to state the following information:

- the shareholder's name and address;

- the number, classes and series of shares as to which the shareholder asserts appraisal rights;

- that the shareholder did not vote for the transaction;

- whether the shareholder accepts our offered estimate of fair value; and

- if our offer is not accepted, the shareholder's estimated fair value of the shares and a demand for payment of the shareholder's estimated fair value plus interest.

The Appraisal Notice will provide information as to where the Appraisal Form must be sent, where certificates for certificated shares must be deposited and the date by which the Appraisal Form and those certificates must be deposited (which may not be fewer than 40 nor more than 60 days after the date the Appraisal Notice and Appraisal Form are sent). Please note that a dissenting shareholder will waive the right to demand appraisal with respect to his, her or its shares unless the Appraisal Form is received by us by the date specified in the Appraisal Notice.

The Appraisal Notice will also include (1) our estimate of the fair value of the shares and an offer to pay such fair value to each dissenting shareholder who is entitled to appraisal rights under the FBCA and (2) the date by which written notice of a dissenting shareholder who wishes to withdraw from the appraisal process must be received by us (which date must be within 20 days after the date the Appraisal Form and stock certificates must be returned to us). The Appraisal Notice will be accompanied by our financial statements consisting of a balance sheet, an income statement and cash flow statement for the most recent fiscal year ended and the latest available interim financial statements, if any. A dissenting shareholder may request in writing that we provide to the shareholder, within 10 days after the date the Appraisal Form and the stock certificates must be returned to us, the number of dissenting shareholders who return the Appraisal Forms by the specified date and the total number of shares owned by them. The Appraisal Notice also will be accompanied by a copy of Sections 607.1301 through 607.1333 of the FBCA.

If a dissenting shareholder accepts our offer to purchase his, her or its shares at our estimated fair value, we will make such payment to the shareholder within 90 days after we receive the duly executed Appraisal Form. Once the payment is made, such dissenting shareholder will cease to have any interest in the shares held by such dissenting shareholder prior to the appraisal process.

If a dissenting shareholder is dissatisfied with our offer to pay our estimated fair value for his, her or its shares, the dissenting shareholder must notify us on the Appraisal Form of the dissenting shareholder's own estimate of the fair value of his, her or its shares and demand payment of that estimate plus interest. If a dissenting shareholder fails to so notify us in writing and on a timely basis, the dissenting shareholder will waive the right to demand payment of his, her or its own estimate of fair value plus interest and will only be entitled to the payment offered by us.

If a dissenting shareholder does not execute and return the Appraisal Form to us (and, in the case of certificated shares, deposit his, her or its stock certificates) as described above, the dissenting shareholder will not be entitled to payment under the FBCA. Once a dissenting shareholder returns the executed Appraisal Form with his, her or its stock certificates, that dissenting shareholder loses all rights as a holder of common stock of the Company unless he, she or it withdraws from the appraisal process by notifying us in writing as provided in the Appraisal Notice. A shareholder who has duly executed and returned the Appraisal Form to us with his, her or its stock certificates may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying us in writing by the date set forth in the Appraisal Notice. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without our written consent.

If we and a dissenting shareholder are unable to agree on the fair value of the shares, under Section 607.1330 of the FBCA, we will be required to commence a proceeding within 60 days after receiving the dissenting shareholder's payment demand and petition the court to determine the fair value of the shares and accrued interest. If we do not commence the proceeding within such 60-day period, any dissenting shareholder who is dissatisfied with our offer and has demanded payment may commence a proceeding in the name of the surviving corporation. All dissenting shareholders whose demands remain unsettled are required to be made parties to the proceeding. In such a proceeding, the court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. There is no right to a jury trial. The surviving corporation would be required to pay each dissenting shareholder whose demand remains unsettled the amount found to be due within 10 days after final determination of the proceedings. Upon payment of the judgment, the dissenting shareholders cease to have any interest in their shares.

The court in an appraisal proceeding will determine the costs of the proceeding, including reasonable compensation and expenses of appraisers appointed by the court, and such costs and expenses will generally be assessed against the surviving corporation. However, all or any part of such costs and expenses may be assessed against all or some of the dissenting shareholders, in such amount as the court finds equitable, if the court finds that the dissenting shareholders acted arbitrarily, vexatiously or not in good faith with respect to the shareholders' appraisal rights. If the court finds that counsel for one shareholder substantially benefited other shareholders, and attorneys' fees should not be assessed against the surviving corporation, the court may award counsel fees to be paid out of the amounts awarded to the shareholders who benefited.

Notwithstanding the above described appraisal rights, we may not make any payment to a shareholder seeking appraisal rights if after giving effect to such payment:

- we would not be able to pay our debts as they become due in the usual course of business; or

- our total assets would be less than the sum or our total liabilities plus the amount that would be needed, if we were to be dissolved at the time of payment, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the payment.

In such event, a dissenting shareholder may, at his, her or its option:

- withdraw his, her or its notice of intent to assert appraisal rights; or

- retain his, her or its status as a claimant against us and, if we are liquidated, be subordinated to the rights or our creditors, but have rights superior to the shareholders not asserting appraisal rights and if we are not liquidated, retain the right to be paid for his, her or its shares, which right we will be obliged to satisfy when we are solvent.

A dissenting shareholder must exercise the option by written notice filed with us within 30 days after we have given written notice that the payment for shares cannot be made because of the insolvency restrictions. If the dissenting shareholder fails to exercise the option, the dissenting shareholder will be deemed to have withdrawn his, her or its Demand Notice.

PROPOSAL 4

ACQUISITION OF ASSETS OF CAPITAL POINT PARTNERS I AND II

THE TRANSACTION

The following is a summary of the Purchase Agreement and is qualified in its entirety by reference to the complete text of the Purchase Agreement, which is incorporated by reference and attached as Annex G to this Proxy Statement. The rights and obligations of the parties are governed by the express terms and conditions of the Purchase Agreement and not by this summary or any other information contained in this proxy statement. References to "we," "us," "our," in this section refer to Newco following the Reincorporation.

Overview

On July 14, 2014 and as a part of the Company's plan to reorganize itself, the Company entered into the Purchase Agreement pursuant to which the Company agreed, subject to shareholder approval, to issue up to 119,433,962 shares of Common Stock to the Partnerships in consideration for certain equity and debt investments owned by the Partnerships. The members of the Company's board of directors on July 14, 2014, which at that time consisted of Bernard L. Brodkorb, Malcolm Currie, Christopher Dieterich and Charles J. Newman, including its independent directors, approved the Purchase Agreement and the transactions contemplated thereby. On December 19, 2014, the current members of the Company's board of directors, Bernard L. Brodkorb, Stephen E. Boynton, Charles J. Newman, James Olchefski and Robert M. Terry approved the Purchase Agreement and the transactions contemplated thereby. The Purchase Agreement is now being submitted to the shareholders for approval. The Company's obligation, which will be assumed by Newco as a result of the Company's Reincorporation, to issue the shares of Common Stock and the Partnerships' obligation to sell their equity and debt investments are subject to certain closing conditions, as described below under "—Purchase Agreement."

As a result of the Transaction, the Partnerships will be the largest shareholder of Newco, and will own an aggregate of approximately 95% of the outstanding shares of Common Stock. See "—Consequences of the Transaction – Changes in Ownership" below.

Purchase Agreement

Pursuant to the Purchase Agreement and the Company's plan to reorganize itself, the Company and Newco have agreed, subject to shareholder approval, to issue up to 119,433,962 shares of Common Stock to the Partnerships in exchange for certain equity and debt investments owned by the Partnerships in a private placement in reliance upon the exemption from registration afforded by Section 4(2) of the Securities Act.

Representations and Warranties; Covenants

The Purchase Agreement contains customary representations and warranties about the Company with respect to its organization, authorization of the Purchase Agreement, Reverse Stock Split and Reincorporation, capitalization, issuance and listing of the Common Stock to be issued pursuant to the Purchase Agreement, permits, licenses, and other governmental approvals, disclosure, absence of litigation, intellectual property, compliance with laws and regulations, insurance, taxes, title to real and personal property, and other matters, and customary representations and warranties by the Partnerships with respect to the equity and debt investments to be sold to the Company, to their investment purpose, access to information, acknowledgment of risk, "accredited investor" status, the authorization of the Purchase Agreement and other matters. The Purchase Agreement also contains certain covenants including an obligation of the Company to consummate the Reverse Stock Split and the Reincorporation.

Conditions

The closing of the Transactions is subject to the Company's re-organization which includes among other things, the effectiveness of the shareholder approval of the Reverse Stock Split, the Reincorporation and the Transactions, delivery of certain certificates and opinions and other customary conditions.

The Company expects to file the Certificate of Amendment to effect the reverse Stock Split and to reincorporate from Florida to Maryland immediately prior to the consummation of the Transactions.

Termination

The Purchase Agreement may be terminated by the mutual written consent of the Company and each Partnership if the Closing has not occurred by February 27, 2015 (other than by any party whose failure to comply with its obligations under the Purchase Agreement caused or resulted in the failure of such Closing to occur by such time). The Purchase Agreement may also be terminated by the Partnerships at their discretion, at any time prior to February 27, 2015.

Accounting Treatment

The Transactions will be accounted for as an acquisition of Newco by CPPI in accordance with the acquisition method of accounting as detailed in ASC 805-10 (previously SFAS No. 141(R)), Business Combinations. The acquisition method of accounting requires an acquirer to recognize the assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree based on their fair values as of the date of acquisition. As described in more detail in ASC 805-10, goodwill, if any, will be recognized as of the acquisition date, for the excess of the fair value of the consideration transferred over the fair value of identifiable net assets acquired.

Consequences of the Transaction

Changes in Ownership

As of the date of this Proxy Statement, our President and Chief Executive Officer and largest shareholder, Charles J. Newman, beneficially owns approximately 34.15% of the outstanding shares of stock. Upon closing of the Transaction, we may issue up to 119,433,962 shares of Newco's common stock to the Partnerships which will reduce Mr. Newman's pre-acquisition beneficial ownership to 1.5% of the outstanding shares of Newco's common stock. Upon consummation of the Transaction, the Partnerships will own at least 95% of the outstanding shares of Newco's common stock. As a result, Mr. Newman will cease to be the largest shareholder of the Company and the Partnerships, in the aggregate, will beneficially own 96.2% of the outstanding shares of Newco's common stock, which would constitute a change of control of the Company.

As a result, the Partnerships may exercise control over Newco as the Partnerships will possess the power to direct our management and affairs by casting their votes to elect members of Newco's board of directors.

In addition, pursuant to the terms of the Purchase Agreement, Newco will have a reconstituted board of directors following the closing of the Transactions. Following the closing of the Transactions, it is anticipated that designees of the Partnerships will constitute the majority of the members of Newco's board of directors. Currently, the Board consists of Bernard L. Brodkorb, Charles J. Newman, Robert M. Terry, James Olchefski and Stephen E. Boynton. It is anticipated that each of these individuals will resign as directors in connection with the closing of the Transactions. Immediately following the closing of the Transactions, the Reincorporation and entry into the Advisory Agreement the business and affairs of Newco will be managed as described below. Information regarding the individuals who will be members of Newco's board of directors is described below.

Newco's Board of Directors and Its Leadership Structure

Newco's business and affairs will be managed under the direction of its board of directors. The board of directors will consist of five directors, three of whom are not "interested persons" of Princeton Advisors, or its affiliates as defined in Section 2(a)(19) of the 1940 Act. We refer to these individuals as the "independent directors." The board of directors will elect Newco's officers, who will serve at the discretion of Newco's board of directors. The responsibilities of the board of directors include quarterly valuation of Newco's assets, corporate governance activities, oversight of our financing arrangements and oversight of our investment activities.

Oversight of Newco's investment activities extends to oversight of the risk management processes employed by Princeton Advisors as part of its day-to-day management of Newco's investment activities. The board of directors anticipates reviewing risk management processes at both regular and special board of directors meetings throughout the year, consulting with appropriate representatives of Princeton Advisors as necessary and periodically requesting the production of risk management reports or presentations. The goal of the board of directors' risk oversight function is to ensure that the risks associated with Newco's investment activities are accurately identified, thoroughly investigated and responsibly addressed. Investors should note, however, that the board of directors' oversight function cannot eliminate all risks or ensure that particular events do not adversely affect the value of investments.

Newco's board of directors will establish an audit committee and a nominating and corporate governance committee, and may establish additional committees from time to time as necessary. The scope of the responsibilities assigned to each of these committees is discussed in greater detail below. Alfred Jackson will serve as Chairman of Newco's board of directors and a member of Princeton Advisors' investment committee. Munish Sood will also be a member of Princeton Advisors' investment committee and a member of Newco's board of directors. We believe Mr. Jackson's history with the Partnerships, familiarity with their investment platform, and extensive knowledge of and experience in the financial services industry qualify him to serve as Chairman of Newco's board of directors.

Newco's board of directors will not have a lead independent director. We are aware of the potential conflicts that may arise when a non-independent director is Chairman of the board of directors, but believe these potential conflicts will be offset by strong corporate governance practices adopted by Newco. Newco's corporate governance practices will include regular meetings of the independent directors in executive session without the presence of interested directors and management, the establishment of an audit committee and a nominating and corporate governance committee, each of which will be comprised solely of independent directors, and the appointment of a Chief Compliance Officer, with whom the independent directors will meet without the presence of interested directors and other members of management, for administering our compliance policies and procedures.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The pro forma consolidated financial information includes: (a) the unaudited pro forma balance sheets at September 30, 2014, (b) the unaudited pro forma statement of operations for the nine months ended September 30, 2014 and (c) the unaudited pro forma statement of operations for the year ended December 31, 2013 with related explanatory notes (together the "Unaudited Pro Forma Consolidated Financial Information") and has been prepared to represent the pro forma effects of the Transactions. The Unaudited Pro Forma Consolidated Financial Information is presented for informational purposes only, includes assumptions and adjustments and is not necessarily indicative of the results of future operations or the actual results of operations that would have occurred had the Transactions been consummated as of the dates indicated above.

UNAUDITED PRO FORMA BALANCE SHEET

	As of September 30, 2014 (Unaudited)	
ASSETS	Actual	As Adjusted for Transactions
Investments:		
Control Investments at fair value (cost of $0 and $19,383,260, respectively)	$ -	$ 19,383,260
Affiliate Investments at fair value (cost of $0 and $6,433,953, respectively)	-	6,433,953
Non-Control/Non-Affiliate Investments at fair value (cost of $56,349 and $27,796,678, respectively)	803,413	28,543,742
Non-Control/Non-Affiliate Investments at fair value pledged to secure note payable - officer	-	-
Total Investments	803,413	54,360,955
Cash and cash equivalents	61,911	61,911
Total Assets	$ 865,324	$ 54,422,866
LIABILITIES and NET ASSETS		
Accounts payable and accrued liabilities	$ 3,902	$ 3,902
Accounts payable - related party	12,690	12,690
Note payable - officer	-	-
Accrued interest - notes payable - officer	-	-
Dividends payable	600	600
Total Liabilities	17,192	17,192
NET ASSETS		
Preferred stock, no par value (See Note 3)		
Series A - Authorized 50,000 shares, none issued or outstanding	-	-
Series B - Authorized 500,000 shares, 100,000 issued and outstanding at September 30, 2014	500	-
Common Stock, par value $0.001,		
Class A - 50,000,000 shares authorized; 3,633,067 shares issued and outstanding at September 30, 2014 (Note 4,5)	3,633	106,759
Additional paid-in capital	8,373,060	61,827,976
Losses and distributions in excess of earnings	(8,276,125)	(8,276,125)
Cumulative Unrealized appreciation on investments	747,064	747,064
Total net assets	848,132	54,405,674
TOTAL LIABILITIES AND NET ASSETS	$ 865,324	$ 54,422,866
Net asset value per outstanding share of common stock	$ 0.233	$ 0.510

Note 1: "Control Investments" are investments in those companies that are "Control Investments" of the Company, as defined in the Investment Company Act of 1940. A company is deemed to be a "Control Investment" of Regal One Corporation if Regal One Corporation owns more than 25% of the voting securities of such company

Note 2: "Affiliate Investments" are investments in those companies that are "Affiliated Companies" of the Company, as defined in the Investment Company Act of 1940, which are not "Control Investments." A company is deemed to be an "Affiliate" of Regal One Corporation if Regal One Corporation owns 5% of more, but less than 25%, of the voting securities of such company

Note 3: All outstanding shares of Preferred Stock of Regal One Corporation will be converted into 3,183,467 shares of Common Stock of Newco.

Note 4: The 3,633,067 shares of Common Stock of Regal One Corporation will be split 1:2 resulting in 1,816,534 shares of Common Stock of Regal One Corporation prior to the conversion of the Preferred Stock referenced in Note 3 above and 5,000,000 shares of Common Stock of Regal One Corporation after taking into effect the aforementioned reverse split and preferred share conversion.

Note 5: In addition to the 5,000,000 shares of Common Stock of Regal One Corporation resulting from the reverse split (See Note 4) and the preferred share conversion (See Note 3), Regal One Corporation will issue an additional 101,759,330 shares of Common Stock in exchange for $53,557,542 pursuant to the terms of the Purchase Agreement.

UNAUDITED PRO FORMA INCOME STATEMENT

	Nine Months Ended September 30, 2014 (Unaudited)	
	Actual	As Adjusted for Transactions
Investment Income:	$ -	$ 4,193,605
Operating Expenses:		
Management fees	-	791,784
Professional Services	64,730	417,397[1]
Accounting fees - related party	52,225	52,225
Consulting fees	75,000	75,000
Legal Settlement	-	525,000[2]
Interest expense	250	16,415
Other selling, general and administrative expenses	17,771	33,308
Total operating expenses	209,976	1,911,129
Net investment gain (loss) before tax	(209,976)	2,282,476
Income tax benefit	981	981
Net investment gain (loss) after taxes	(208,995)	2,283,457
Realized and unrealized gain (loss) on investments:		
Net realized gain on portfolio investments	349,657	359,177
Net change in unrealized appreciation (depreciation) on portfolio investments	(229,822)	(229,822)
Net unrealized appreciation (depreciation) in warrant investment	(88,200)	(88,200)
Net realized and unrealized gain (loss) on investments	31,635	41,155
Net increase (decrease) in net assets resulting from operations	$ (177,360)	$ 2,324,612
Per share information:		
Weighted average common shares outstanding		
Basic	3,633,067	106,759,330
Diluted (3)	13,633,067[3]	106,759,330
Net increase (decrease) in net assets resulting from operations per share:		
Basic	$ (0.049)	$ 0.022
Diluted (3)	(0.013)[3]	0.022

[1] Reflects fees for professional services to the Partnerships for audit and tax preparation, valuation services, consulting services, registered agent services and legal fees.

[2] Reflects costs related to settlement of litigation by the Partnerships.

[3] Preferred Stock convertible at 100 for 1 are not included in diluted calculation for the nine month periods ended September 30, 2014 loss due to it being anti-dilutive.

UNAUDITED PRO FORMA INCOME STATEMENT

	Year Ended December 31, 2013 (Unaudited)	
	Actual	As Adjusted for Transactions
Investment Income:	$ -	$ 8,673,952
Operating Expenses:		
Management fees	-	1,258,216
Professional Services	22,400	695,677[1]
Accounting fees - related party	56,400	56,400
Consulting fees	-	-
Bad debt Expense	-	527,141[2]
Interest expense	2,736	7,689
Other selling, general and administrative expenses	30,255	42,878
Total operating expenses	111,791	2,588,001
Net investment gain (loss) before tax	(111,791)	6,085,951
Income tax benefit	-	-
Net investment gain (loss) after taxes	(111,791)	6,085,951
Realized and unrealized gain (loss) on investments:		
Net realized gain on portfolio investments	115,054	213,419
Net change in unrealized appreciation (depreciation) on portfolio investments	310,528	(13,614,213)
Net unrealized appreciation in warrant investment	394,200	394,200
Net realized and unrealized gain (loss) on investments	819,782	(13,006,594)
Net increase (decrease) in net assets resulting from operations	$ 707,991	$ (6,920,643)
Per share information:		
Weighted average common shares outstanding		
Basic	3,633,067	106,759,330
Diluted	13,633,067[3]	106,759,330
Net increase (decrease) in net assets resulting from operations per share:		
Basic	$ 0.195	$ (0.065)
Diluted	0.052[3]	(0.065)

[1] Reflects fees for professional services to the Partnerships for audit and tax preparation, valuation services, consulting services, registered agent services and legal fees.

[2] Reflects interest accrued and charged to bad debt expense which was attributable to one portfolio investment of CPPI that ceased operations.

[3] Includes Preferred Stock convertible at 100 for 1.

Properties

We do not own any real estate or other physical properties materially important to our operation. Following closing of the Transactions, our headquarters will be located at One Riverway, Suite 2020, Houston, Texas 77056, with offices in Kingston, New Jersey. All locations will be provided to us by PCC Administrator, LLC pursuant to the administration agreement. We believe that our office facilities will be suitable and adequate for our business as we contemplate conducting it.

Legal Proceedings

None of us, Princeton Advisors, our administrator, the Partnerships or any of the individuals who will become directors or officers of Newco following closing of the Transaction, is currently subject to any material legal proceedings, nor, to our knowledge, is any material legal proceeding threatened against us, or against Princeton Advisors, our administrator any of the individuals who will become directors or officers of Newco following closing of the Transaction. From time to time, we, Princeton Advisors or our administrator, or any of the Partnerships may be a party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our rights under contracts with the portfolio companies we acquire pursuant to the Purchase Agreement. While the outcome of these legal proceedings cannot be predicted with certainty, we do not expect that these proceedings will have a material effect upon our financial condition or results of operations.

Determination of Net Asset Value

We will determine the net asset value of our investment portfolio each quarter. Securities that are publicly-traded will be valued at the reported closing price on the valuation date. Securities that are not publicly-traded will be valued at fair value as determined in good faith by our board of directors. In connection with that determination, we anticipate that Princeton Advisors will prepare portfolio company valuations using relevant inputs, including but not limited to indicative dealer quotes, values of like securities, the most recent portfolio company financial statements and forecasts.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurement (as codified in the Accounting Standards Codification under Topic 820, or ASC Topic 820), which clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

With respect to investments for which market quotations are not readily available, we expect to undertake a multi-step valuation process each quarter, as described below:

- our quarterly valuation process will begin with each portfolio company or investment being initially valued by Princeton Advisors' management team, with such valuation potentially taking into account information received from an independent valuation firm, if applicable;

- preliminary valuation conclusions will then be documented and discussed with our valuation committee;

- our valuation committee will review the preliminary valuation and Princeton Advisors' management team, together with our independent valuation firm, if applicable, supplement the preliminary valuation to reflect any comments provided by the valuation committee; and

- Newco's board of directors will discuss valuations and determine the fair value of each investment in our portfolio in good faith based on various statistical and other factors, including the input and recommendation of Princeton Advisors, the valuation committee and any third-party valuation firm, if applicable.

Determination of fair values involves subjective judgments and estimates. Below is a description of factors that Newco's board of directors may consider when valuing our equity and debt investments.

The Valuation of fixed income investments, such as loans and debt securities, depends upon a number of factors, including prevailing interest rates for like securities, expected volatility in future interest rates, call features, put features and other relevant terms of the debt. For investments without readily available market prices, we will incorporate these factors into discounted cash flow models to arrive at fair value. Other factors that Newco's board of directors will consider include the borrower's ability to adequately service its debt, the fair market value of the portfolio company in relation to the face amount of its outstanding debt and the quality of collateral securing our debt investments.

Our equity interests in portfolio companies for which there is no liquid public market are valued at fair value. The board of directors, in its analysis of fair value, may consider various factors, such as multiples of EBITDA, cash flows, net income, revenues or in limited instances book value or liquidation value. All of these factors may be subject to adjustments based upon the particular circumstances of a portfolio company or our actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners or acquisition, recapitalization, restructuring or other related items.

We may also look to private merger and acquisition statistics, public trading multiples discounted for illiquidity and other factors, valuations implied by third-party investments in the portfolio companies or industry practices in determining fair value. We may also consider the size and scope of a portfolio company and its specific strengths and weaknesses, as well as any other factors we deem relevant in assessing the value. Generally, the value of our equity interests in public companies for which market quotations are readily available is based upon the most recent closing public market price. Portfolio securities that carry certain restrictions on sale are typically valued at a discount from the public market value of the security.

Portfolio Companies

Upon closing of the Transactions we will acquire all investments from the Partnerships. These investments include loans to, and equity investments in, small and lower middle-market companies that were originated over the past three years and are similar to the type of investments we plan to originate. This portfolio includes middle-market loans that have an internal risk rating of 2 or better (*e.g.*, investments that are performing at or above expectations and whose risks are neutral or favorable compared to the expected risk at the time of the original investment).

This portfolio includes approximately 18.2% first lien debt, 54.6% second lien debt, 8.2% Preferred Equity, and 19.1% Common Equity. There are not any material differences in the underwriting standards that were used to originate this portfolio and the underwriting standards described in this proxy statement that we expect to implement going forward. This portfolio generally consists of Level 3 assets that are illiquid.

PROPOSAL 5

AUTHORIZATION OF THE COMPANY TO SELL SHARES OF COMMON STOCK BELOW NET ASSET VALUE PER SHARE (SUBJECT TO THE CONDITIONS SET FORTH IN THIS PROPOSAL)

The Company is a closed-end investment company that has elected to be regulated as a business development company "BDC" under the 1940 Act. The 1940 Act prohibits the Company from selling shares of Common Stock at a price below the current net asset value per share of such stock ("NAV"), exclusive of sales compensation, unless its shareholders approve such a sale and the Company's Board of Directors makes certain determinations.

Pursuant to this proposal, the Company seeks shareholder approval so that it may, in one or more public or private offerings of Common Stock, sell or otherwise issue shares of Common Stock at a price below its then current NAV, subject to certain conditions discussed below. If approved, the authorization would be effective for a twelve-month period expiring on the anniversary of the closing of the Transactions. The Company's board of directors believes that having the flexibility for the Company to sell its common stock below NAV in certain instances is in the best interests of shareholders. If the Company were unable to access the capital markets as attractive investment opportunities arise, the Company's ability to grow over time and continue to pay dividends to shareholders could be adversely affected.

On December 19, 2014, the Company's board of directors, including a majority of the Independent Directors who have no financial interest in this matter, has approved the offer, sale and issuance, in one or more public or private offerings, of shares of Common Stock at a price below the current NAV of the Common Stock, exclusive of sales compensation, as in the best interests of the Company and its shareholders and recommended it to the shareholders for their approval.

It should be noted that the maximum number of shares that may be sold below NAV pursuant to this authority that could result in such dilution is limited to 25% of the Company's then outstanding Common Stock immediately prior to each such sale. Furthermore, pursuant to this authority, there would be no limit on the discount to NAV at which shares could be sold. *See below for a discussion and an example of the dilutive effect of the sale of shares below NAV.*

Reasons to Offer Common Stock Below NAV. The Company believes that market conditions may from time to time provide attractive opportunities to deploy capital. Global capital markets have periodically experienced periods of instability as evidenced by the extended disruptions from 2007 to 2010 in the debt capital markets, significant losses in the principal value of investments, the re-pricing of credit risk in the credit markets and the failure of certain major financial institutions. During that period, despite actions of the United States federal government and foreign governments, these events contributed to worsening general economic conditions that materially and adversely impacted the broader financial and credit markets and reduced the availability of debt and equity capital for the market as a whole and financial services firms in particular. Further, many investors sold assets in order to repay debt or meet equity redemption requirements or other obligations. This dynamic created forced selling (which could return should global markets experience future disruption of the past credit cycle) that had negatively impacted valuations of debt securities in most markets. This negative pressure on valuations had contributed to significant unrealized write-downs of debt investments of many finance companies, including investments in the Company's portfolio. However, these changes in the market conditions also had beneficial effects for capital providers, including more favorable pricing of risk and more creditor-friendly contractual terms.

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The Board of Directors believes that having the flexibility for the Company to sell Common Stock below NAV in certain instances is in the best interests of shareholders. If the Company were unable to access the capital markets as attractive investment opportunities arise, the Company's ability to grow over time and continue to pay dividends to shareholders could be adversely affected.

While the Company has no immediate plans to sell shares of Common Stock below NAV, it seeks shareholder approval in order to maintain access to the markets if the Company determines it should sell shares of Common Stock below NAV. These sales typically must be undertaken quickly. The final terms of any such sale will be determined by the Board of Directors at the time of sale. Also, because the Company has no immediate plans to sell any shares of Common Stock other than in connection with the Transactions, it is impracticable to describe other transactions in which shares of Common Stock would be sold. Instead, any transaction where the Company sells such shares of Common Stock, including the nature and amount of consideration that would be received by the Company at the time of sale and the use of any such consideration, will be reviewed and approved by the Board of Directors at the time of sale. If this proposal is approved, no further authorization from the shareholders will be solicited prior to any such sale in accordance with the terms of this proposal. If approved, the authorization would be effective for securities sold during a period beginning on the date of such shareholder approval and expiring on the anniversary of the date of the closing of the Transactions. Following any sale of shares of Common Stock at a price below NAV the Company will publicly announce the material terms of any such sale.

Conditions to Sales Below NAV. The Company may sell shares of Common Stock at a price below NAV, exclusive of sales compensation, only if the following conditions are met:

- a majority of the Company's Independent Directors who have no financial interest in the sale have approved the sale;

- a majority of the Independent Directors, in consultation with the underwriter or underwriters of the offering if it is to be underwritten, have determined in good faith, and as of a time immediately prior to the first solicitation by or on behalf of the Company of firm commitments to purchase such securities or immediately prior to the sale of such securities, that the price at which such securities are to be sold is not less than a price which closely approximates the market value of those securities, less any underwriting commission or discount which could be substantiated; and

- the cumulative number of shares sold pursuant to such authority during the applicable period does not exceed 25% of the Company's then outstanding common stock immediately prior to each such sale.

Impact on Shareholders. Any sale of Common Stock at a price below NAV would result in an immediate dilution to existing common shareholders who do not participate in such sale on at least a pro rata basis. This dilution would include reduction in the NAV as a result of the sale of shares at a price below the NAV and a proportionately greater decrease in a shareholder's interest in the earnings and assets of the Company and voting interest in the Company than the increase in the assets of the Company resulting from such sale. The Board of Directors of the Company will consider the potential dilutive effect of the sale of shares at a price below the NAV when considering whether to authorize any such sale.

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There is no accumulation of amounts on the Hurdle Rate from quarter to quarter and, accordingly, there is no claw back of amounts previously paid if subsequent quarters are below the quarterly Hurdle Rate and there is no delay of payment if prior quarters are below the quarterly Hurdle Rate. Since the Hurdle Rate is fixed, as interest rates rise, it will be easier for our investment advisor to surpass the Hurdle Rate and receive an incentive fee based on Pre-Incentive Fee Net Investment Income.

The net investment income used to calculate this component of the incentive fee is also included in the amount of Newco's consolidated gross assets used to calculate the 1.75% base management fee. These calculations will be appropriately prorated for any period of less than three months and adjusted for any share issuances or repurchases during the current quarter.

The following is a graphical representation of the calculation of the income-based component of the incentive fee:

Quarterly Incentive Fee based on Pre-Incentive Fee Net Investment Income
(expressed as a percentage of the value of net assets)



Percentage of Pre-Incentive Fee Net Investment Income allocated to first component of incentive fee

The second component, the capital gains component of the incentive fee, will be determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory agreement, as of the termination date), commencing on December 31, 2015, and will equal 20% of Newco's cumulative aggregate realized capital gains from January 1st through the end of that calendar year, computed net of Newco's aggregate cumulative realized capital losses and Newco's aggregate cumulative unrealized capital depreciation through the end of such year, less the aggregate amount of any previously paid capital gains incentive fees. If such amount is negative, then no capital gains incentive fee will be payable for such year. Additionally, if the investment advisory agreement is terminated as of a date that is not a calendar year end the termination date will be treated as though it were a calendar year end for purposes of calculating and paying the capital gains incentive fee. The capital gains component of the incentive fee is not subject to any minimum return to shareholders.

Because of the structure of the incentive fee, it is possible that Newco may pay an incentive fee in a quarter where it incurs a loss. For example, if Newco receives Pre-Incentive Fee Net Investment Income in excess of the Hurdle Rate, it will pay the applicable incentive fee even if it has incurred a loss in that quarter due to realized and unrealized capital losses.

Examples of Quarterly Incentive Fee Calculation

Example 1: Income Related Portion of Incentive Fee (*):

Alternative 1

Assumptions

Investment income (including interest, distributions, fees, etc.) = 1.25%
Hurdle Rate(1) = 2.00%
Base management fee(2) = 0.4375%
Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.25%
Pre-Incentive Fee Net Investment Income
(investment income - (base management fee + other expenses)) = 0.5625%

Pre-Incentive Fee Net Investment Income does not exceed the Hurdle Rate, therefore there is no incentive fee.

NOTE C - RELATED PARTY TRANSACTIONS AND MANAGEMENT FEES

Management fees are paid to the investment manager as compensation for services rendered in the management of the Fund. The investment manager's fee is calculated for each annual period, commencing with the period beginning on the initial closing date and ending on the last day of the commitment period, as 1.75% times the aggregate commitments of all partners as of each March 31, June 30, September 30 and December 31 occurring therein. For each annual period commencing after the last day of the commitment period, management compensation shall equal 1.65% times the aggregate cost basis (before write downs) of all portfolio securities less all distributions for the cost basis of all realized investments plus the cumulative amounts of any write downs of portfolio securities not theretofore distributed, calculated as of March 31, June 30, September 30 and December 31. Management compensation is reduced in all cases by 100% of all breakup fees, directors' fees, or transaction fees received by the investment manager in excess of broken deal expenses reimbursed to the Fund. During the periods ended September 30, 2014 and 2013, the Fund incurred $688,659 and $826,350, respectively, of management fees to the investment manager.

During the periods ended September 30, 2014 and 2013, the Fund incurred $0 and $6,750, respectively, for legal and compliance fees on behalf of the investment manager for investment adviser registration and compliance. These expenses were approved by the Fund's Advisory Board.

During the periods ended September 30, 2014 and 2013, the Fund incurred $5,587 and $0, respectively, of legal expenses related to the SEC's presence exam of CPA, the Fund's investment manager, in connection with CPA's registration as an investment adviser. These expenses were approved by the Fund's Advisory Board.

During the periods ended September 30, 2014 and 2013, the Fund incurred $94,063 and $77,843.81, respectively, of legal expenses for a lawsuit of which Alfred Jackson, a principal of CPA, the investment manager, is a named defendant in his capacity as general partner and investment manager of the Fund. The Advisory Board of the Fund has indemnified the principal and pursuant to Section 2.4 of the Agreement, the Fund is obligated to cover these expenses.

In August 2014, CPP entered into a settlement agreement to release CPP from any and all claims arising out of a civil action of which Alfred Jackson, a principal of CPA, the investment manager, is a named defendant in his capacity as general partner and investment manager of the Fund. The settlement amount is $525,000 of which $200,000 was paid in the third quarter of 2014 with the remaining due by the end of February 2015.

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